FOR IMMEDIATE RELEASE

NEWS RELEASE

CANALASKA OUTLINES EXPLORATION PLANS FOR CREE EAST URANIUM PROJECT

Vancouver, British Columbia, Canada – December 21st, 2007: CanAlaska Uranium Ltd. (TSX-V: CVV) – Further to the Company’s news release of October 12th, 2007 regarding the Cree East uranium project, CanAlaska is pleased to announce that outstanding approvals from the Korean Government and the Korean Consortium, comprising Hanwha Corporation, Korea Electric Power Corporation, Korea Resources Corporation and SK Energy Co. Ltd., have been granted.  The agreements whereby the Korean Consortium has committed to invest Cdn$19.0 mil. towards an earn-in of a 50% ownership interest in the Cree East Project have been formally executed and released from escrow.  Cdn$3.6 mil. in funding has been received, representing capitalization for the first phase of the exploration joint venture.

Exploration Program

The company has carried out a series of airborne and ground definition surveys across the Cree East property over the past 30 months.  Most of this area was previously unexplored due to limitations of older geophysical technology and lack of geological modeling.  In early 2007, modeling of the survey results defined a number of key targets areas capable of hosting Athabasca unconformity-style uranium mineralization.  Of additional significance were areas of high lake sediment uranium geochemistry, uranium boulder trains, and surface clay alteration of the style associated with other uranium deposits in the Athabasca.

The summer 2007 programme of ground IP-Resistivity geophysical surveys was successful in delineating drill targets for winter 2008 drilling.  Totaling 246km and conducted in the shallower parts of the property, these surveys have outlined several clear signatures typical of unconformity-hosted uranium deposits.  There are strong “alteration-over-conductor” anomalies at each of the drill targets.

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28 Kilometres
CanAlaska Uranium Ltd.
Millenium Deposit
Denison
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Areva
Cameco
Cameco
Key Lake Mine

# Cree East Uranium Project

Cree East Project
Other CanAlaska Claims
Other Dispositions
Roads

0 2.5 5 10 15 20 25 Kilometres

CanAlaska Uranium Ltd.
CVV - TSX.V CVVUF - OTCBB DH7 - Frankfurt

Athabasca Basin

Map Drafted By Andrew Watson for CanAlaska Uranium Copyright May 2007

The company has prepared a winter exploration programme of a minimum 5 drill-holes, beginning mid-late January, to test the better targets defined from the current work.  In these areas, the estimated depth to the unconformity is 350 metres.

Other Corporate Developments

On the Company’s West McArthur Project, CanAlaska has received formal budget approval from exploration partner Mitsubishi Development Pty. to undertake a $1.97 mil. program for the current exploration year.  Mitsubishi Development Pty. presently holds an earn-in option to vest into a 50% ownership interest in the West McArthur Project.  At the Waterbury Project, the Company has received formal notification from NWT Uranium Corp. that it will terminate its option on the project as a result of internal corporate restructuring.  CanAlaska will continue to investigate uranium targets delineated on the Waterbury Project via drill-testing in 2008.

The Company is pleased to announce the appointment of Ms. Frances Petryshen as Corporate Secretary effective immediately.  Ms. Petryshen brings to CanAlaska considerable business and professional corporate secretarial expertise and CanAlaska looks forward to her contributions in support of the future growth of the Company.  CanAlaska would also like to express its gratitude to Ms. Taryn Downing, whose long service as the company’s prior corporate secretary is very much appreciated.

Finally, the Company’s Board of Directors has approved the grant and issuance of a total of 6,078,500 options to the Company’s directors, officers, employees and consultants in recognition of their hard work and contributions this year towards the advancement of CanAlaska’s mission of “Discovering and Developing One or More World-Class Uranium Deposits in Canada’s Athabasca Basin”.  Subject to regulatory approval, the options carry an exercise price of $0.40 per share for a term of 5 years.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.688.3211 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.